Exhibit 12.1
COMSYS IT PARTNERS, INC.
RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES
(In thousands except ratios)

						Six Months
	Year Ended					Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Jan. 2,	Jan. 1,	July 2,
	2001	2002	2003	2005	2006	2006
Earnings
Income (loss) from continuing operations	$(50,024)	$(16,466)	$(36,490)	$(60,557)	$2,932	$7,849
Add: fixed charges	28,448	17,013	39,478	54,257	20,013	9,263

Earnings available for fixed charges	$(21,576)	$547	$2,988	$(6,300)	$22,945	$17,112

Fixed charges
Interest expense	$24,202	$13,607	$35,709	$49,384	$16,787	$7,613
Amortization of debt issuance costs	1,957	1,343	1,791	1,722	1,106	550
Interest component of rentals (1)	2,289	2,063	1,978	3,151	2,120	1,100

Total fixed charges	$28,448	$17,013	$39,478	$54,257	$20,013	$9,263

Ratio of earnings to fixed charges (2)	N/M	N/M	N/M	N/M	1.15X	1.85X

(1)	Reflects one-third of rental expense under operating leases considered to represent an appropriate interest factor.

(2)	The ratios calculated for fiscal years 2001 through 2004 were less than 1.00 and are, therefore, not meaningful. Earnings were insufficient to cover fixed charges by $50,024 in 2001, $16,466 in 2002, $36,490 in 2003 and $60,557 in 2004. In addition, earnings for 2002 exclude the impact of the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.